CLIFTON STAR RESOURCES INC.

Computershare

9th Floor, 100 University Avenue
Toronto, Ontario M5J 2Y1
www.computershare.com

Security Class

Holder Account Number

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Form of Proxy - Annual and Special Meeting to be held on Monday, December 14, 2009

This Form of Proxy is solicited by and on behalf of Management.

Notes to proxy

1. **Every holder has the right to appoint some other person or company of their choice, who need not be a holder, to attend and act on their behalf at the meeting or any adjournment or postponement thereof. If you wish to appoint a person or company other than the persons whose names are printed herein, please insert the name of your chosen proxyholder in the space provided (see reverse).**
2. If the securities are registered in the name of more than one owner (for example, joint ownership, trustees, executors, etc.), then all those registered should sign this proxy. If you are voting on behalf of a corporation or another individual you must sign this proxy with signing capacity stated, and you may be required to provide documentation evidencing your power to sign this proxy.
3. This proxy should be signed in the exact manner as the name(s) appear(s) on the proxy.
4. If this proxy is not dated, it will be deemed to bear the date on which it is mailed by Management to the holder.
5. **The securities represented by this proxy will be voted as directed by the holder, however, if such a direction is not made in respect of any matter, this proxy will be voted as recommended by Management.**
6. The securities represented by this proxy will be voted in favour or withheld from voting or voted against each of the matters described herein, as applicable, in accordance with the instructions of the holder, on any ballot that may be called for and, if the holder has specified a choice with respect to any matter to be acted on, the securities will be voted accordingly.
7. This proxy confers discretionary authority in respect of amendments or variations to matters identified in the Notice of Meeting or other matters that may properly come before the meeting or any adjournment or postponement thereof.
8. This proxy should be read in conjunction with the accompanying documentation provided by Management.

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Proxies submitted must be received by 10:00 a.m. (Vancouver Time) on Thursday, December 10, 2009.

VOTE USING THE TELEPHONE 24 HOURS A DAY 7 DAYS A WEEK!

To Vote Using the Telephone

- Call the number listed BELOW from a touch tone telephone.

1-866-732-VOTE (8683) Toll Free

If you vote by telephone, DO NOT mail back this proxy.

Voting by mail may be the only method for holdings held in the name of a corporation or holdings being voted on behalf of another individual.

Voting by mail is the only method by which a holder may appoint a person as proxyholder other than the Management nominees named on the reverse of this proxy. Instead of mailing this proxy, you may choose to vote using the telephone.

To vote by telephone, you will need to provide your CONTROL NUMBER, HOLDER ACCOUNT NUMBER and ACCESS NUMBER listed below.

CONTROL NUMBER **HOLDER ACCOUNT NUMBER** **ACCESS NUMBER**

Appointment of Proxyholder

I/We, being holder(s) of Clifton Star Resources Inc. hereby appoint: Harry Miller, or failing this person, **Nick Segounis**,

OR

Print the name of the person you are appointing if this person is someone other than the Chairman of the Meeting.

as my/our proxyholder with full power of substitution and to attend, act and to vote for and on behalf of the shareholder in accordance with the following direction (or if no directions have been given, as the proxyholder sees fit) and all other matters that may properly come before the Annual and Special Meeting of shareholders of **Clifton Star Resources Inc.** to be held at Boughton Law Corporation, 7th Floor, 595 Burrard Street, Vancouver, BC, on Monday, December 14, 2009 at 10:00 a.m. (Vancouver Time) and at any adjournment or postponement thereof.

VOTING RECOMMENDATIONS ARE INDICATED BY HIGHLIGHTED TEXT OVER THE BOXES.

	For	Against
1. **Number of Directors** To set the number of Directors at five (5).	☐	☐

2. **Election of Directors**

	For	Withhold		For	Withhold		For	Withhold
01. Harry Miller	☐	☐	02. Nick Segounis	☐	☐	03. Fred Archibald	☐	☐
04. Philip Nolan	☐	☐	05. Dean S. Rogers	☐	☐			

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	For	Withhold
3. **Appointment of Auditors** To appoint Davidson & Co. as Auditors of the Company for the ensuing year.	☐	☐

	For	Against
4. **Remuneration of Auditors** To authorize the directors to fix the remuneration to be paid to the auditors.	☐	☐

	For	Against
5. **2009 Stock Option Plan** To approve and ratify the Company's 2009 Stock Option Plan, as more fully set forth in the information circular.	☐	☐

	For	Against
6. **Increase in Authorized Capital** To approve a special resolution to alter the Company's Notice of Articles to increase the authorized capital of the Company to an unlimited number of common shares without par value, as more fully set forth in the information circular.	☐	☐

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	For	Against
7. **Other Business** To transact such further or other business as may properly come before the meeting and any adjournments thereof.	☐	☐

Authorized Signature(s) - This section must be completed for your instructions to be executed.

I/We authorize you to act in accordance with my/our instructions set out above. I/We hereby revoke any proxy previously given with respect to the Meeting. **If no voting instructions are indicated above, this Proxy will be voted as recommended by Management.**

Signature(s)

Date

DD / MM / YY

Interim Financial Statements - Mark this box if you would like to receive interim financial statements and accompanying Management's Discussion and Analysis by mail. ☐

Annual Financial Statements - Mark this box if you would like to receive the Annual Financial Statements and accompanying Management's Discussion and Analysis by mail. ☐

If you are not mailing back your proxy, you may register online to receive the above financial report(s) by mail at www.computershare.com/mailinglist.